

Mail Stop 3561

December 22, 2015

Jeffrey P. Pritchett
Chief Financial Officer
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654

     Re: Innerworkings, Inc.
          Form 10-K for the Year Ended December 31, 2014
          Filed March 6, 2015
          File No. 000-52170

Dear Mr. Pritchett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Recent Sales of Unregistered Securities, page 15

1. We note that you issued 666,671 shares of common stock during 2014 to the sellers of Eyelevel as contingent consideration. Please reconcile this with the 1,092,442 shares issued as consideration for acquisition per the statement of stockholders' equity. In addition, please consider the need for more detailed disclosures in Note 3, Acquisitions, concerning the amounts of shares issued each year as contingent consideration and how the value of such shares was determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 27

2. We note that your presentation of the non-GAAP measure Adjusted EBITDA is reconciled to income (loss) from operations rather than net income. Please revise to reconcile the non-GAAP measure Adjusted EBITDA to net income which represents the most comparable US GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. Your earnings releases on Form 8-K should be similarly revised.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

3. We note in the first paragraph of the report that the audits also included the financial statement schedule listed in the Index at Item 15(a). Please amend the filing to include a report from your independent registered public accounting firm that also opines on your financial statement schedule.

Consolidated Statements of Cash Flows, page 38

4. We note from your disclosure in Note 3 that you have issued common shares in each year presented as contingent consideration for acquisitions. In this regard, please revise your statements of cash flow, or the notes to the financial statements to include the issuance of these shares in a schedule of noncash investing and financing activities as required by ASC 230-10-50, paragraphs 3 through 6.

Notes to Consolidated Financial Statements

3. Acquisitions, page 44

5. Your disclosure indicates that during 2012, 2013, and 2014, you recorded significant amounts of income related to the change in fair value of contingent consideration. Please revise to disclose further details on the assumptions used to value the amounts of contingent consideration. Your response and revised disclosure should provide clarity on the reasons for the significant decreases in the contingent consideration liability and related income and information on how you determined the fair value of the contingent consideration at each reporting period. Refer to ASC 805-10-50-5.

9. Transactions Involving Former Owner of Production Graphics, page 48

6. We note that your disclosure in Note 9 discloses amounts in terms of Euro. In light of the fact that the US Dollar appears to be your reporting currency, please revise to disclose these amounts in terms of US Dollars. Disclosures should be similarly revised throughout your document, as applicable.

17. Business Segments, page 59

7. We note from your disclosure on page 5 that your product offerings include printed marketing materials, branded merchandise and product packaging, events and promotions spending management, retail environments solution, and fulfillment and logistics services. Please revise your disclosure in Note 17 to disclose revenue by each product and service, or each group of similar products and services, as required by ASC 280-10-50-40.

19. Quarterly Financial Data (Unaudited), page 61

8. During the year ended December 31, 2014, the quarterly data shows significant fluctuation in operating results between the quarters. Specifically, the fourth quarter of the year shows a significant increase in net income. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, such as impairment charges or changes in the fair value of contingent consideration, which may have contributed to the significant fluctuation in operating results. Refer to Item 302(a)(3) of Regulation S-K.

Form 8-K filed November 5, 2015

9. We note from first page of the press release included in exhibit 99.1 that in the bulleted "Third Quarter Highlights" section, you report Adjusted EBITDA, non-GAAP diluted earnings per share, and non-GAAP adjusted operating cash flow without corresponding presentation of the most directly comparable GAAP measures. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present the most directly comparable GAAP measures with equal or greater prominence to the non-GAAP measures disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure